Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-169316, 333-185195, 333-193489 and 333-213037) and on Form S-3 (Nos. 333-204513 and 333-215199) of Impac Mortgage Holdings, Inc. (the Company) of our reports dated March 9, 2017 with respect to the consolidated balances sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of the Company's internal control over financial reporting as of December 31, 2016 included in this Annual Report (Form 10-K) for the year ended December 31, 2016.

/s/ Squar Milner LLP

Newport Beach, California

March 9, 2017